For period ending April 30, 2001

File number 811-4040
	Exhibit 77C




At a Special Meeting of Shareholders held on January 25, 2001, the shareholders of the Registrant's series named PaineWebber Asia Pacific Growth Fund (the Fund approved an Agreement and Plan of Reorganization and Termination providing for its reorganization into PACE International Emerging Markets Equity Investments, a series of PaineWebber PACE Select Advisors Trust. The
Fund's shares were voted as follows with respect to the proposal: 1,225,434.299 shares were voted for; 15,296.027 shares were voted against; and 59,861.620 shares were voted abstain. The transaction was consummated on February 9, 2001. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive Combined Proxy Statement and Prospectus dated December 22, 2000, filed with the SEC on December 22,
2000 (Accession Number 0000928385-00-003516; SEC
File No. 333-51570.)

		Asia Pacific
Managed Investments Trust